UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

Tulsa Real Estate Fund, LLC

(Exact name of issuer as specified in its charter)

Georgia	81-5055009
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3015 R.N. Martin Street, East Point, GA 30344

(Full mailing address of principal executive offices)

844-73-TULSA

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express our expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict.  We cannot guarantee future performance, or that future developments affecting the Company will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described under “Item 1. Business–Risk Factors” included in our Annual Report on Form 1-K for the year ended December 31, 2019. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

Tulsa Real Estate Fund, LLC (together with its consolidated subsidiaries, “we, “us”, “our” or the “Company”) was formed on July 20, 2016 and commenced operations in June 2018. Our overall strategy is to purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehab, develop, lease or sell those properties for a profit. This may include property acquisition, development and lending activities. To date, we have generated revenues in two ways: from quick turnaround assets and long-term investments.

We believe that there is an opportunity in the domestic marketplace to create and operate a successful real estate investment company. We intend to provide real estate investment opportunities and property management services for investors interested in achieving financial success by taking advantage of the real estate market across the country, but specifically in communities adversely affected by gentrification in the United States. This strategy may include properties located in what are deemed as opportunity zones. An opportunity zone is an economically distressed community where new investments, under certain conditions, may be eligible for preferential tax treatment. Localities qualify as opportunity zones if they have been nominated for that designation by the state and that nomination has been certified by the Secretary of the U.S. Treasury via delegation of authority to the Internal Revenue Service.

We look to serve our investors by working to maximize their income while at the same time controlling expenses.

This business plan is based on three vital components:

●	implementing a sound investment platform with a mastery of choosing the right property to fill the needs of the real estate marketplace at the right time, which requires an in-depth knowledge of the market and how to keep gaining a greater share of that market;

●	providing a superior service to the tenants to maximize our return on investment; and

●	identifying and lending to quality borrowers in key markets to ensure ultimate property success in our key demographic markets in accordance with our underwriting requirements.

Recent Developments

Property Sale

On November 20, 2020, the Company sold the property at 2087 Roxboro Rd NE in Atlanta which was held for resale as of June 30, 2020. The property was sold for $490,000.

Loan Modifications

Due to the COVID-19 pandemic, we entered into several loan modifications to, among other things, extend the maturity dates of several of our loans.

On October 31, 2020, we entered into a loan modification and note addendum for the Knapp Street property. Pursuant to the modification, the parties agreed that the borrower would have a reprieve from making the monthly payments for the months of March, April and May of 2020, with payments resuming on June 30, 2020.

On October 31, 2020, we entered into a loan modification and note addendum for the property located in Nashville, TN. Pursuant to the modification, the parties agreed that the borrower would have a reprieve from making the monthly payments for the months of June, July and August of 2020, with payments resuming on September 24, 2020, and that the maturity date would be extended to April 24, 2021, with the exit fee and extension fee remaining in place and deferred until the maturity date. In addition, the first six (6) months of previously deferred interest of $12,360 would be deferred until April 24, 2021.

On October 31, 2020, we entered into a loan modification and note addendum for the properties located in Cincinnati, OH. Pursuant to the modification, the parties agreed that the borrower would have a reprieve from making the monthly payments for the months of March, April and May of 2020, with payments resuming on June 29, 2020, and that the maturity date would be extended to April 29, 2021, with the exit fee and extension fee remaining in place and deferred until the maturity date. In addition, the first six (6) months of previously deferred interest of $24,394.83 would be deferred until April 29, 2021.

On October 31, 2020, we entered into a loan modification and note addendum for the property located in in New Orleans, LA. Pursuant to the modification, the parties agreed that the maturity date would be extended to May 30, 2021, with an exit fee of $33,600 and extension fee of $5,000 deferred until the maturity date.

On October 31, 2020, we entered into a loan modification and note addendum for the properties located in Atlanta, GA (862 & 875 Parsons St SW). Pursuant to the modification, the parties agreed that the borrower would have a reprieve from making the monthly payments for the months of May, June and July of 2020, with payments resuming on August 15, 2020, and that the maturity date would be extended to July 15, 2021, with the exit fee and extension fee remaining in place and deferred until the maturity date.

Repayment of Loans

On January 7, 2021, the Company was repaid $570,292.48 on a related party loan for two Parson Street properties. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835.30. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee.

On May 14, 2021, the Company settled on the mortgage at 412 Elgin Street in Nashville through PB Investments. The mortgage was repaid in full, with a payment to the Company of $248,317.

On May 14, 2021, the mortgage for 1838 North Miro St. was refinanced, through which the Company was repaid in full. The payoff on this transaction was $484,764.

Deed in Lieu of Foreclosure

On May 13, 2021, the Company executed a deed-in-lieu of foreclosure on the 3 Cincinnati properties through New Beginning Home Solutions, including 4520 Kirby Ave, 3136 Durrell Ave, and 1741 Holloway Ave. The Company paid $5,000 for conditional delivery of the deed.

Dividend

In January 2021, the Company declared a dividend of $1.76 per membership interest totaling a payout of $391,428 to all members of record on February 1, 2021. This dividend payout was made in February 2021.

Emerging Growth Company

We qualify as an “emerging growth company” under Jumpstart Our Business Startups Act (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act of 1934, as amended, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2020 and 2019.

	Six Months Ended June 30,		Increase (Decrease)
	2020	2019	$	%
Revenue:
Loan origination fees	$20,540	$53,132	$(32,592)	(61.34)%
Transaction management fees	57,705	47,000	10,705	22.78%
Rental income	-	3,000	(3,000)
Interest from real estate assets	109,795	27,879	81,916	293.83%
Transactional funding fees	3,208	-	3,208
Loss on joint venture, equity method	(84,771)	-	84,771
Total revenue	106,477	131,011	(24,534)	(18.73)%
Operating expenses:
General, administrative and marketing	765,532	256,901	508,631	197.99%
Management fee	243,083	201,843	41,240	20.43%
Total operating expenses	1,008,615	458,744	549,871	119.86%
Loss from operations	(902,138)	(327,733)	574,405	175.27%
Other income / (expense):
Interest, dividend and other income	16,496	29,863	(13,367)	(44.76)%
Depreciation expense	(586)	-	586
Loss on sale of asset	(3,402)	-	3,402
Total other income / (expense)	12,508	29,863	(17,355)	(58.12)%
Net loss	$(889,630)	$(297,870)	$591,760	198.66%

Revenue. We generate revenue from loan origination fees, transaction management fees, rental income, interest income from real estate assets and transactional funding fees. We also own a 40% interest in 2360 Tredway Properties, LLC pursuant to the joint venture described below. Our total revenue decreased by $24,534, or 18.73%, to $106,477 for the six months ended June 30, 2020 from $131,011 for the six months ended June 30, 2019. Such decrease was due to a loss from the joint venture of $84,771, a $32,592 decrease in loan origination fees and a $3,000 decrease in rental income, offset by a $81,916 increase in interest from real estate assets, a $10,705 increase in transaction management fees and a $3,208 increase in transactional funding fees.

General, administrative and marketing expenses. Our general, administrative and marketing expenses include marketing, office leases, overhead, executive compensation, legal and similar expenses. Our general, administrative and marketing expenses were increased by $508,631, or 197.99% to $765,532 for the six months ended June 30, 2020 from $256,901 for the six months ended June 30, 2019. Such increase was due an increase in staffing expenses of $432,436, an increase in computer, software and miscellaneous office expenses of $18,691, an increase in insurance of $42,312 and opening development expenses of $54,993, offset by a decrease in occupancy costs of $13,180, a decrease in legal and professional expenses of $21,216 and a decrease in advertising of $5,405.

Management fees. We have appointed Tulsa Founders LLC (the “Manager”) as the sole manager of the Company. Under our operating agreement, we are required to pay the Manager a monthly asset management fee calculated as 5.5% of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. We record this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid the Manager. For the six months ended June 30, 2020 and 2019, the total amount of management fees incurred was $243,083 and $201,843, respectively, none of which was paid.

Total other income (expense). Other income, net, was $12,508 and $29,863 for the six months ended June 30, 2020 and 2019, respectively. For the six months ended June 30, 2020, other income (expense) consisted of interest, dividend and other income of $16,496, offset by depreciation expense of $586 and loss on sale of asset of $3,402. Total other income for the six months ended June 30, 2019 consisted entirely of interest, dividend and other income.

Net loss. As a result of the cumulative effect of the factors described above, our net loss increased by $591,760, or 198.66%, to $889,630 for the six months ended June 30, 2020 from $297,870 for the six months ended June 30, 2019.

Liquidity and Capital Resources

As of June 30, 2020, we had cash and cash equivalents of $3,869,826. Historically, we have financed our operations from cash generated from revenues and sales of equity securities.

We do not believe that we will require additional cash to continue our operations over the next twelve months. We have purchased and sold properties and have lent money as discussed below. Future acquisitions will depend highly on our cash generated from revenues, the availability of funding, if needed, the availability of single family, multifamily and commercial properties that meet or investment criteria and the size of such loans to be acquired. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no such arrangements or plans currently in effect, our inability to generate sufficient cash from operations or raise funds for the above purposes will have a negative impact on our ability to complete future acquisitions.

Summary of Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2020	2019
Net cash used in operating activities	$(729,443)	$(234,044)
Net cash provided by (used in) investing activities	591,175	(1,216,547)
Net cash provided by financing activities	3,393,071	297,209
Net change in cash and cash equivalents	3,254,803	(1,153,382)
Cash and cash equivalents at beginning of period	615,023	3,767,251
Cash and cash equivalents at end of period	$3,869,826	$2,613,869

Net cash used in operating activities was $729,443 for the six months ended June 30, 2020, as compared to $234,044 for the six months ended June 30, 2019. For the six months ended June 30, 2020, the net loss of $889,630, an increase in accounts receivable and prepaid expenses of $121,376, an increase in mortgage interest receivable of $26,381 and a decrease in accounts payable and accrued liabilities of $19,910, offset by an increase in payment of management fees to related party of $243,083 and non-cash loss in joint venture equity of $ 84,771, were the primary drivers of the net cash provided by operating activities. For the six months ended June 30, 2019, the net loss of $297,870 and a decrease in accounts payable and accrued liabilities in the amount of $9,905, offset by a decrease in payment of management fees to related party of $73,282 and a decrease in mortgage interest receivable of $449, were the primary drivers of the net cash provided by operating activities.

Net cash provided by investing activities was $591,175 for the six months ended June 30, 2020, as compared to net cash used in investing activities of $1,216,547 for the six months ended June 30, 2019. Net cash provided by investing activities for the six months ended June 30, 2020 consisted of a decrease in the cost of developing properties in the amount of $257,962 and a decrease in mortgage notes receivables in the amount of $338,488, offset by purchases of fixed assets by $5,275, while net cash used in investing activities for the six months ended June 30, 2019 consisted of an increase in mortgage note receivables in the amount of $1,361,766 and costs of developing properties in the amount of $195,981, offset by cash held in escrow for investment in the amount of $341,200.

Net cash provided by financing activities was $3,393,071 for the six months ended June 30, 2020, as compared to $297,209 for the six months ended June 30, 2019. Net cash provided by financing activities for the six months ended June 30, 2020 consisted of net proceeds from the issuance of membership interests in the amount of $3,576,950 and net receipt of subscription receivable in the amount of $4,046, offset by payments for offering costs in the amount of $187,925, while net cash provided by financing activities for the six months ended June 30, 2019 consisted of net proceeds from the issuance of membership interests in the amount of $200,611, net receipt of subscription receivable in the amount of $108,332 and costs paid by related party in the amount of $40,629, offset by payments for offering costs in the amount of $52,363.

Regulation A Offering

On February 2, 2018, we launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we are offering up to 1,000,000 Class A interests at an offering price of $50 per interest for total gross proceeds of up to $5 million. Additionally, investors pay $25.50 per investment instance (regardless of how many interests) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received.

During the six months ended June 30, 2020 and 2019, we issued an aggregate of 71,590 and 4,041 interests, respectively. Accordingly, we raised $3,579,475 and $202,035 in this offering during the six months ended June 30, 2020 and 2019, respectively. Additionally, we incurred a total of $187,925 and $52,363 in costs associated with the offering in the six months ended June 30, 2020 and 2019, respectively. These costs, all of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital.

Mortgage Note Receivables

During the six months ended June 30, 2020 and 2019, we invested $115,813 and $1,361,766, respectively, into mortgage notes receivable and received principal repayments of $472,000 and $0, respectively. As of June 30, 2020, the mortgage notes receivable balance is $1,477,579. All notes mature one year from origination date, subject to extension, are due in 2020-2021 and are collateralized by first mortgages on the underlying properties. Interest rates range from 8%-16%. Total income recognized for interest on mortgage notes was $109,795 and $27,879 for the six months ended June 30, 2020 and 2019, respectively.

Joint Venture

On June 3, 2019, our wholly owned subsidiary JMREP 28, LLC (“JMREP”) entered into an amended and restated operating agreement with Alchemy Real Estate Investment Group LLC (“Alchemy”) related to the formation and management of 2360 Tredway Properties, LLC (“Tredway”), a company organized to engage in a single held asset for a 98-unit apartment community in Macon, Georgia known as The Oaks North. Pursuant to the operating agreement, JMREP acquired a 40% ownership interest in Tredway in exchange for a capital contribution of $550,000, which was made by JMREP on July 3, 2019. Pursuant to the operating agreement, JMREP received an origination fee of $16,500.

Pursuant to the operating agreement, cash flow shall be distributed as follows: (1) JMREP will receive 60% of the operational cash flow and Alchemy 40% of the operational cash flow until JMREP has received total distributions equal to its $550,000 capital contribution; (2) JMREP will receive 100% of all capital transaction net cash flows (proceeds from a debt refinancing and/or sale of the property) until JMREP has received total distributions equal to its $550,000 capital contribution; and (3) After JMREP has received total distributions equal to $550,000 from any source, all future distributions shall be made and aligned with the ownership interest with Alchemy being 60% and JMREP being 40%. However, upon the occurrence of certain events of default by Alchemy, JMREP could ultimately own up to 60% of Tredway. Tredway is co-managed by Jermaine Morrison of JMREP and EJ Hawkins of Alchemy.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

The Company’s sources of revenue are from interest from real estate assets, loan origination fees, transaction management fees, rental income and transaction funding fees. The interest income is recognized by the Company on a straight-line basis. The other sources of revenue are recorded on an accrual basis of accounting.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned. The Company records from real estate investment activities as follows:

●	Interest from real estate assets – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fees – The Company records loan origination fees generated from loans provided to customers. Loan origination fees are amortized into income over the life of the loan.

●	Transaction management fees – The Company records transactions and management fees.

●	Rental income – The Company provides properties available for rental.

●	Transactional funding fees – The Company records revenue from points paid for loans held by the Company from double closing activities when property closings are completed with a group of wholesalers, of which the Company is a participant. Fees are recognized in full in the month the mortgages provided by the Company are closed. Revenue will be accrued in the month on closing even if cash is not received in the same month as the closing.

Certain real estate and other loans may include exit fees which are included in revenue upon the termination and liquidation of the loan receivable.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Joint Venture Investments

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture asset. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the consolidated statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

Mortgage Notes Receivable and Credit Policy

The Company’s real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and preferred equity interests in unconsolidated joint ventures. The debt investments are held to maturity, usually one year and are included at cost, net of unamortized loan fees until such time as an asset may be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

The Company invests in high-yielding mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company has adopted comprehensive lending policies, underwriting standards, and loan review procedures. There were no significant changes to the existing lending policies, underwriting standards, or loan review procedures during six months ended June 30, 2020 or 2019. The Company recognizes that exceptions to policy guidelines may occasionally occur and has established procedures for approving exception to these policy guidelines. Management is in the process of implementing reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans as potential problem loans. Management believes that the Company’s credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager determines the best use of the real estate assets either as held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land, buildings, and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the properties are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each property is transferred from properties under development including land to buildings and improvements.

Properties Held for Resale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company makes improvements to the property and adds value to the property before its resale. Such properties are recorded at cost on the consolidated balance sheets. Because these properties are held for sale, no depreciation is recorded. Property improvements through the sale date are capitalized.

Additionally, properties held for resale includes real estate foreclosed, acquired in full or partial settlement of loan obligations plus capitalized construction and other developmental costs incurred while preparing the real estate for sale. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

Projects under Development

When a real estate property is to be developed and operated by the Company, the total cost of the asset includes the following: (a) tangible and intangible assets (land, buildings, furniture and fixtures), (b) the value of in-place leases, and (c) acquired liabilities. In estimating these values, the Company applies methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of June 30, 2020, the Company’s development project is in the process of being completed and obtaining a certificate of occupancy. Accordingly, no depreciation has been recorded. All costs associated with the development of the project are capitalized.

Seller-financed Mortgage Lending

The Company offers mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third-parties in exchange for a promissory note, mortgage receivable assets are recorded on the consolidated balance sheets.

Real Estate Debt Investments

The Company’s real estate debt investments are generally classified as held to maturity, as the Company has both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

Fair Value Measurement

Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions, with preference given to observable inputs. These two types of inputs create the following fair value hierarchy as specified by ASC 820. ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within the different levels below, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company used valuation techniques by maximizing the use of observable inputs and minimizes the uses of unobservable inputs. The following hierarchy is applied:

●	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs based upon the application of valuation techniques and models that are both unobservable and significant to the overall fair value measurements.

Recurring Fair Value Measurements

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumption to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or has such items been liquidated, and those differences could be material to the financial statements.

The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Valuation of Non-Performing Mortgage Loans

After investing in a loan, the Company monitors the loan performance. If there appears to be an issue with the loan, the Company immediately reaches out to the obligor to reach a speedy resolution that is acceptable to both the Company and the obligor. Solutions to the matter may include, (a) refinancing of the loan for a fee, (b) the Company may sell the loan at a discount, (c) the Company may modify the terms of the loan or (d) the Company will foreclose on the loan and take ownership of the real estate asset collateralizing the loan.

Financial Instrument Fair Value Disclosures

As of June 30, 2020 and December 31, 2019, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of the Company’s assessment of the ability to collect these amounts from escrow. The carrying value of escrow deposits approximate its fair value. The carrying value of properties held for resale, and real estate projects under development are represented at fair value because of short-term nature of these instruments.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10-45-2. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A interests.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers.” Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We adopted this new accounting standard as of January 1, 2018.

In February 2016, the FASB issued ASU No. 2016-02, “Leases,” that requires organizations that lease assets, referred to as “lessees,” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on our consolidated balance sheet.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

TULSA REAL ESTATE FUND, LLC

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Real estate assets, at cost (Note 3)
Properties held for resale	$355,341	$740,302
Joint venture, equity method	405,775	490,546
Mortgage notes receivable	1,477,579	1,816,068
Projects under development	3,052,210	2,925,211
Total real estate assets	5,290,905	5,972,127

Cash and cash equivalents	3,869,826	615,023
Mortgage interest receivable	71,308	44,928
Due from Legacy Center	72,493	-
Prepaid expenses	49,469	-
Fixed assets net of accumulated depreciation	4,689	-
Class A membership subscriptions receivable (Note 7)	21,415	25,461
Total assets	$9,380,105	$6,657,593

LIABILITIES AND MEMBERS’ CAPITAL
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	70,962	72,978
Unearned origination fees	10,967	28,862
Due to manager (Note 4)	371,111	128,027
Total liabilities	$453,040	$229,867

Members’ Capital:
Class A Membership Interests, net of refunds (see Note 7) (1,000,000 interests authorized, 230,464 and 158,324 interests outstanding as of June 30, 2020 and December 31, 2019, respectively)	8,927,015	6,427,622
Class B Membership Interests, net (1 interest authorized and outstanding)	50	50
Total members’ capital	8,927,065	6,427,672

Total liabilities and members’ capital	$9,380,105	$6,657,593

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

	Six Months Ended June 30,
	2020	2019
Revenue:
Loan origination fees	$20,540	$53,132
Transaction management fees	57,705	47,000
Rental income	-	3,000
Interest from real estate assets	109,795	27,879
Transactional funding fees	3,208	-
Loss on joint venture, equity method	(84,771)	-
Total revenue:	106,477	131,011

Operating expenses:
General, administrative and marketing	765,532	256,901
Management fee (Note 9)	243,083	201,843
Total operating expenses	1,008,615	458,744

Loss from operations	(902,138)	(327,733)

Other income / (expense):
Interest, dividend, and other income	16,496	29,863
Depreciation expense	(586)	-
Loss on sale of asset	(3,402)	-
Total other income / (expense)	12,508	29,863
Net loss before provision for income taxes	(889,630)	(297,870)
Provision for income taxes	-	-
Net loss	$(889,630)	$(297,870)

ALLOCATION OF NET LOSS TO MEMBERSHIP AND PER INTEREST DATA:
ALLOCATION OF NET LOSS TO CLASS A (Note 7)	$(889,630)	$(297,870)
Weighted average Class A interests outstanding during the period	305,633	216,993
Loss per weighted average Class A interests outstanding during the period	$(2.91)	$(1.37)

ALLOCATION OF NET LOSS TO CLASS B	$-	$-
Weighted average Class B interests outstanding during the period	1	1
Loss per weighted average Class B interests outstanding during the period	$-	$-

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

Six Months Ended June 30, 2020

	Class A Membership Value ($)	Class B Membership Value ($)	Total Members’ Capital
Balance as of January 1, 2020	$6,427,622	$50	$6,427,672
Membership issuances	3,579,475	-	3,579,476
Membership refunds	(2,527)	-	(2,527)
Costs of membership offering	(187,925)	-	(187,925)
Net loss	(889,630)	-	(889,630)
Balance as of June 30, 2020	$8,927,015	$50	$8,927,065

Six Months Ended June 30, 2019

	Class A Membership Value ($)	Class B Membership Value ($)	Total Members’ Capital
Balance as of January 1, 2019	$6,910,854	$50	$6,910,904
Membership issuances	202,035	-	202,035
Membership refunds	(1,424)	-	(2,375)
Costs of membership offering	(52,363)	-	(190,825)
Net loss	(297,870)	-	(297,870)
Balance as of June 30, 2019	$6,761,323	$50	$6,761,282

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(889,630)	$(297,870)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash loss in joint venture equity	84,771	-
Changes in operating assets and liabilities:
Increase/(decrease) in payment of management fees to related party	243,083	73,282
(Increase)/decrease in mortgage interest receivable	(26,381)	449
Increase/(decrease) in accounts payable and accrued liabilities	(19,910)	(9,905)
(Increase)/decrease in accounts receivable and prepaid expenses	(121,376)	-
Net cash used in operating activities	(729,443)	(234,044)

Cash flows from investing activities:
(Increase)/decrease in costs of developing properties	257,962	(195,981)
(Increase)/decrease in mortgage note receivables	338,488	(1,361,766)
Cash held in escrow for investment	-	341,200
Purchase of fixed assets	(5,275)	-
Net cash provided by (used in) investing activities	591,175	(1,216,547)

Cash flows from financing activities:
Costs paid by related party on behalf of company	-	40,629
Proceeds from the issuance of membership interests	3,576,950	200,611
Net receipt of subscription receivable	4,046	108,332
Payments for cost of membership offering	(187,925)	(52,363)
Net cash provided by financing activities	3,393,071	297,209

Net change in cash and cash equivalents	3,254,803	(1,153,382)
Cash and cash equivalents at beginning of period	615,023	3,767,251
Cash and cash equivalents at end of period	$3,869,826	$2,613,869

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Tulsa Real Estate Fund, LLC, a limited liability company formed under the laws of Georgia, and subsidiaries (the “Company”), is an early-stage real estate investment and development company. The Company was formed on July 20, 2016 and began operations in June 2018. The Company’s overall strategy is to lend or purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehabilitate, develop, lease or sell those properties for a profit. This may include property acquisition, development and lending activities.

The Company has created wholly-owned subsidiaries as special purpose entities to own investment assets for the Company. The results of the Company have been consolidated with the Company in these consolidated financial statements. The states of organization, dates of formation and entity type of the subsidiaries are listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
1806 Knapp Street LLC	Louisiana	December 26, 2018	Limited liability company
1000 Carteret Road LLC	New Jersey	December 19, 2018	Limited liability company
JMREP 28, LLC	Georgia	May 4, 2017	Limited liability company
Legacy Spaces LLC	Georgia	January 7, 2020	Limited liability company

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company adopted the calendar year as its basis for reporting for the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and the accounts of its subsidiaries over which the Company has control. All intercompany transactions, balances, and profits have been eliminated in consolidation. With regard to joint venture investments, where the Company has greater than a 20% investment, the Company accounts for the investment on the equity basis, which includes the Company’s share of income (loss). As described in Note 1, the Company presents its financial results consolidated with its subsidiaries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company’s financial condition and the results of its operations. As of June 20, 2020, the Company is operating as a going concern.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2020 and December 31, 2019, the Company had $3,869,826 and $615,023, respectively, of cash on hand.

Joint Venture Investments

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture asset. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the consolidated statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

Mortgage Notes Receivable and Credit Policy

The Company’s real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and preferred equity interests in unconsolidated joint ventures. The debt investments are held to maturity, usually one year and are included at cost, net of unamortized loan fees until such time as an asset may be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

The Company invests in high-yielding mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company has adopted comprehensive lending policies, underwriting standards, and loan review procedures. There were no significant changes to the existing lending policies, underwriting standards, or loan review procedures during the six months ended June 30, 2020 or 2019. The Company recognizes that exceptions to policy guidelines may occasionally occur and has established procedures for approving exception to these policy guidelines. Management is in the process of implementing reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans as potential problem loans. Management believes that the Company’s credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager (as defined in Note 4) determines the best use of the real estate assets either as held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land, buildings, and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the properties are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each property is transferred from properties under development including land to buildings and improvements.

Properties Held for Resale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company makes improvements to the property and adds value to the property before its resale. Such properties are recorded at cost on the consolidated balance sheets. Because these properties are held for sale, no depreciation is recorded. Property improvements through the sale date are capitalized.

Additionally, properties held for resale includes real estate foreclosed, acquired in full or partial settlement of loan obligations plus capitalized construction and other developmental costs incurred while preparing the real estate for sale. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Projects under Development

When a real estate property is to be developed and operated by the Company, the total cost of the asset includes the following: (a) tangible and intangible assets (land, buildings, furniture and fixtures), (b) the value of in-place leases, and (c) acquired liabilities. In estimating these values, the Company applies methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of June 30, 2020, the Company’s development project is in the process of being completed and obtaining a certificate of occupancy. Accordingly, no depreciation has been recorded. All costs associated with the development of the project are capitalized.

Seller-financed Mortgage Lending

The Company offers mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third-parties in exchange for a promissory note, mortgage receivable assets are recorded on the consolidated balance sheets.

Real Estate Debt Investments

The Company’s real estate debt investments are generally classified as held to maturity, as the Company has both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

Fair Value Measurement

Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions, with preference given to observable inputs. These two types of inputs create the following fair value hierarchy as specified by ASC 820. ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within the different levels below, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company used valuation techniques by maximizing the use of observable inputs and minimizes the uses of unobservable inputs. The following hierarchy is applied:

●	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs based upon the application of valuation techniques and models that are both unobservable and significant to the overall fair value measurements.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Recurring Fair Value Measurements

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumption to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or has such items been liquidated, and those differences could be material to the financial statements.

The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Valuation of Non-Performing Mortgage Loans

After investing in a loan, the Company monitors the loan performance. If there appears to be an issue with the loan, the Company immediately reaches out to the obligor to reach a speedy resolution that is acceptable to both the Company and the obligor. Solutions to the matter may include, (a) refinancing of the loan for a fee, (b) the Company may sell the loan at a discount, (c) the Company may modify the terms of the loan or (d) the Company will foreclose on the loan and take ownership of the real estate asset collateralizing the loan.

Financial Instrument Fair Value Disclosures

As of June 30, 2020 and December 31, 2019, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of the Company’s assessment of the ability to collect these amounts from escrow. The carrying value of escrow deposits approximate its fair value. The carrying value of properties held for resale, and real estate projects under development are represented at fair value because of short-term nature of these instruments.

Per Interest Data

Basic earnings per interest are computed using net income or loss attributable to each class of the Company’s unitholders and the weighted average number of interests outstanding. Diluted earnings per interest reflect interests issuable from the assumed conversion of options and awards granted and other instruments convertible into common interests. Only those items having a dilutive impact on basic earnings per share are included in diluted earnings per share. As of June 30, 2020 and December 31, 2019, there were no instruments outstanding that have a dilutive impact on the number of Class A or Class B interests outstanding.

Income Taxes

The Company is a limited liability company. Accordingly, pursuant to the Internal Revenue Code, all taxable income or loss flows through to the Company’s members. Therefore, no provision for income tax has been recorded in these financial statements. Income (loss) from the Company is reported and taxed to the members on their individual tax returns.

The Company accounts for income taxes under ASC 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company’s evaluation, it has been concluded that that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustment that would result in a material change to its financial position.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

The Company is taxed as a partnership for US federal income tax purposes. Additionally, the Company’s subsidiaries, as single-member limited liability companies, are treated as disregarded entities for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to members in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed or will file all of its federal and state income tax return since inception. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2020 and December 31, 2019, the Company has no uncertain tax positions.

Revenue Recognition

The Company’s sources of revenue are from interest from real estate assets, loan origination fees, transaction management fees, rental income and transaction funding fees. The interest income is recognized by the Company on a straight-line basis. The other sources of revenue are recorded on an accrual basis of accounting.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned. The Company records from real estate investment activities as follows:

●	Interest from real estate assets – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fees – The Company records loan origination fees generated from loans provided to customers. Loan origination fees are amortized into income over the life of the loan.

●	Transaction management fees – The Company records transactions and management fees.

●	Rental income – The Company provides properties available for rental.

●	Transactional funding fees – The Company records revenue from points paid for loans held by the Company from double closing activities when property closings are completed with a group of wholesalers, of which the Company is a participant. Fees are recognized in full in the month the mortgages provided by the Company are closed. Revenue will be accrued in the month on closing even if cash is not received in the same month as the closing.

Certain real estate and other loans may include exit fees which are included in revenue upon the termination and liquidation of the loan receivable.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Marketing and Advertising Expenses

The Company expenses advertising costs as they are incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation (“FDIC”) insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2020 and December 31, 2019, the Company maintained bank account balances in excess of the FDIC insurance limit of $3,421,167 and $262,639, respectively.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Concentration of Geographical Risk

Due to its ownership and development of the TREF Legacy Center at 3015 Martin Street, Atlanta, the Company is subject to risk factors relating to the Atlanta, Georgia geography. The assets located in this geography represent 33% of the Company’s assets as of June 30, 2020. Despite this geographical concentration, the Company believes the assets located there do not require impairment due to this risk.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10-45-2. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A interests. For the six months ended June 30, 2020 and 2019, the Company’s Class A members’ capital has been charged $699,516 and $449,945, respectively, for offering costs.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers.” Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted this new accounting standard as of January 1, 2018.

In February 2016, FASB issued ASU No. 2016-02, “Leases,” that requires organizations that lease assets, referred to as “lessees,” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company’s consolidated balance sheet.

NOTE 3 – REAL ESTATE INVESTMENTS

As of June 30, 2020, the Company has invested in nine properties as the owner, joint venture member or mortgagee.

Mortgage Notes Receivable

The Company’s real estate loan policy sets forth guidelines for debt service coverage ratios, loan to value and documentation standards. Commercial real estate loans are usually made based upon identified cash flows of the borrower with consideration given to underlying real estate collateral and personal or government guarantees. Loan origination and other fees are accounted for separately and are amortized into income over the life of the loan. During the six months ended June 30, 2020 and 2019, we invested $115,813 and $1,361,766, respectively, into mortgage notes receivable and received principal repayments of $472,000 and $0, respectively. As of June 30, 2020, the mortgage notes receivable balance is $1,477,579. All notes mature one year from origination date, subject to extension, are due in 2020-2021 and are collateralized by first mortgages on the underlying properties. Interest rates range from 8%-16%. Total income recognized for interest on mortgage notes was $109,795 and $27,879 for the six months ended June 30, 2020 and 2019, respectively.

A mortgage receivable in the amount of $364,000, collateralized by the property located at 2087 E. Roxboro Rd NE. Atlanta, GA, was transferred to the Company in a deed in lieu of foreclosure March 15, 2020. See “Properties Held for Resale” below.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Joint Venture Investment

On June 3, 2019, the Company’s wholly owned subsidiary JMREP 28, LLC (“JMREP”) entered into an amended and restated operating agreement with Alchemy Real Estate Investment Group LLC (“Alchemy”) related to the formation and management of 2360 Tredway Properties, LLC (“Tredway”), a company organized to engage in a single held asset for a 98-unit apartment community in Macon, Georgia known as The Oaks North. Pursuant to the operating agreement, JMREP acquired a 40% ownership interest in Tredway in exchange for a capital contribution of $550,000, which was made by JMREP on July 3, 2019. Pursuant to the operating agreement, JMREP received an origination fee of $16,500.

Pursuant to the operating agreement, cash flow shall be distributed as follows: (1) JMREP will receive 60% of the operational cash flow and Alchemy 40% of the operational cash flow until JMREP has received total distributions equal to its $550,000 capital contribution; (2) JMREP will receive 100% of all capital transaction net cash flows (proceeds from a debt refinancing and/or sale of the property) until JMREP has received total distributions equal to its $550,000 capital contribution; and (3) After JMREP has received total distributions equal to $550,000 from any source, all future distributions shall be made and aligned with the ownership interest with Alchemy being 60% and JMREP being 40%. However, upon the occurrence of certain events of default by Alchemy, JMREP could ultimately own up to 60% of Tredway. Tredway is co-managed by Jermaine Morrison of JMREP and EJ Hawkins of Alchemy.

The Company accounts for the investment using the equity method of accounting for investments (see note above). During the six months ended June 30, 2020, the Company’s tax loss from operations was $84,771, reducing the balance carried the balance sheet as of June 30, 2020 to $405,775. The loss is included in the consolidated statement of operations for the six months ended June 30, 2020 as loss on joint venture, equity method.

Highlights of the unaudited balance sheet as of June 30, 2020 and December 31, 2019 and the statement of operations for the six months ended June 30, 2020 and period from June 28, 2019 (inception) through June 30, 2019, as prepared on the income tax basis are as follows:

2360 Treadway Properties, LLC

Highlights of Balance Sheet

(Income Tax Basis - Unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Real estate property
Land	$500,000	$500,000
Property improvements, net	3,283,839	3,345,700
Cash	609	31,897
Amounts due from related party	59,747	33,428
Intangible and other assets, net	-	63,878
Total assets	$3,844,195	$3,974,903

LIABILITIES AND MEMBER EQUITY
Mortgage payable, due in one year*	2,902,500	2,902,500
Member equity**	1,153,623	1,221,039
Deficit	(211,928)	(148,636)
Total liabilities and member equity	$3,844,195	$3,974,903

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

2360 Treadway Properties, LLC

Highlights of Statement of Operations

(Income Tax Basis - Unaudited)

	Six Months Ended June 30, 2020	June 28, 2019 (inception) through June 30, 2019
Rental income, net	$246,587	$-
Management fee	(24,897)	-
Repairs and maintenance	(35,230)	-
Operating expenses, other	(124,020)	-
Net operating income	62,440	-
Interest expense	(146,771)	-
Depreciation and amortization	(127,597)	-
Net loss***	$(211,928)	$-

*	The mortgage payable, due in one year has been extended to September 1, 2020, with an extension fee including costs of $19,777.

**	Includes the Company’s investment of $550,000.

***	The Company’s share of loss is $84,771 and $0 for the six months ended June 30, 2020 and 2019, respectively.

Properties Held for Resale

A mortgage receivable in the amount of $364,000, collateralized by the property located at 2087 E. Roxboro Rd NE. Atlanta, GA, was transferred to the Company in a deed in lieu of foreclosure on March 15, 2020. The property is currently included as a property held for sale. The mortgage note receivable was mortgaged for the amount of $367,527. In April 2020, the property was appraised for $545,000.

Projects Under Development

The project under development as of June 30, 2020 and December 31, 2019 is located at 3015 Martin Street, Atlanta, GA (aka the Legacy Center). The property was acquired in October 2018 and is currently intended to become a long-term investment for which the Company will receive rental income. Depending on management’s opinion of the market, the Company may alter its intended holding period. As this property has not been placed in service for its intended use, no depreciation has been recorded as of June 30, 2020 or December 31, 2019. The commercial real estate is comprised of 30,000 square feet of office space on 2.6 acres of land. During the six months ended June 30, 2020 and 2019, the Company invested in improvements costing $126,999 and $119,743, respectively. Management anticipates that an additional cost in excess of $200,000 will be required to complete the build-out. The following table summarizes the Company’s investments held for development as of June 30, 2020 and December 31, 2019.

	As of June 30, 2020	As of December 31, 2019
Property investment cost, beginning of period	$2,925,211	$2,238,268
Repositioning costs	126,999	686,943
Depreciation	-	-
Total investments held for development	$3,052,210	$2,925,211

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Sale of Property

On March 27, 2020, the Company sold its investment located at 1000 Carteret Road, Bridgewater, NJ. The property was sold for $395,302, less than the original cost plus improvements. The loss on sale was $59,320, of which $55,918 was included as an asset impairment in the consolidated statement of operations for the year ended December 31, 2019.

NOTE 4 – DUE FROM MANAGER

As discussed more fully in the Company’s operating agreement, the Company has appointed Tulsa Founders, LLC as the sole manager of the Company (the “Manager”). As described in Note 9, management fees and other reimbursable expenses are accrued by the Company and payable to the Manager. Amounts due to or due from the Company and the Manager are netted together and classified as a current asset or current liability depending on the amount. The following table summarized the amounts due to or from the Manager as of June 30, 2020 and December 31, 2019.

Due to/(Due from) the Company
	June 30, 2020	December 31, 2019
Beginning Balance	(128,027)	103,842
Company expenses paid for by the Manager	$-	$(42,544)
Management fees paid in excess/(underpaid) of accrued management fee expense	(243,083)	(189,325)
Total due to/(from) Company	$(371,110)	$(128,027)

Although the Manager may charge up to 10% per annum on amounts the Company owes the Manager, the Manager has opted not to charge interest at this time.

NOTE 5 – INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material state income tax provision exists for the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Funding Commitments

The Company expects to fulfill commitments through December 31, 2020 for renovation projects in the amount of $178,602 for the Company’s mortgage portfolio and an additional $530,000 for the Martin Street project (aka the Legacy Center).

General Litigation

In the normal course of business, the Company may become a party to litigation matters involving claims against it. As of June 30, 2020, there are no current matters that would have a material negative effect on the Company’s financial position or results of operations.

Regulatory Matter

In February 2019, the Company received a grand jury subpoena from the United States Attorney’s Office for the Northern District of Georgia and a civil subpoena from the Securities and Exchange Commission, each seeking documents and other information concerning the Company. The likelihood of an unfavorable outcome and the amount of financial exposure from such were not yet determinable as of December 31, 2019, and therefore the Company had not yet recognized a liability for the potential outcome of this matter. In May 2020, management was informed that the actions commenced in February 2019 by the United States Attorney’s Office for the Northern District of Georgia and the SEC seeking additional information from the Company have been concluded without any enforcement action recommended.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

NOTE 7 – MEMBERS’ CAPITAL

Class A and Class B Membership Interests

The Company has two classes of membership interests – Class A membership interests and Class B membership interests. The Company is authorized to issue 1,000,000 Class A interests. There are 1,000,000 Class A interests authorized and 230,464 and 158,324 interests outstanding as of June 30, 2020 and December 31, 2019, respectively. The voting rights of the Class A members are limited to certain events as provided in the Company’s operating agreement. These voting rights relate primarily to major decisions of the Company. Class A members receive an annualized, preferred, cumulative, non-compounding return of 8% per annum. After the Company has distributed cash equal to the preferred return to Class A members, Class A and Class B members divide the remaining distributable cash evenly.

Class B membership interests are reserved for the Manager, have full management authority, and receive an even share of distributable cash with Class A members once the preferred return has been distributed. There is a single Class B interest authorized and outstanding. Class B interests are irrevocably held by the Manager even if the current manager is removed from management under the terms of the operating agreement.

The Class A members have accumulated an amount of preferred return due in-arrears of $1,221,485 and $867,909 as of June 30 2020 and December 31, 2019, respectively. This preferred return in-arrears must be paid prior to any distribution of distributable cash flow generated by real estate activities to Class B members. If losses have been allocated to members, future profits are applied against the historic losses until fully recovered.

Class A members may request a withdrawal or redemption from their membership in the Company subject to Company approval, after a period of 12 months of investment in the Company and only to the extent of 5% of the invested capital of the Company. If a member does not contribute all or any portion of the capital contribution they had committed to, the Company may sell additional interests in the Company to existing members on a right of first refusal basis at a rate of 1.5 times the value of the original investment. If the existing members of the Company do not elect to participate in the purchase of additional interests, the Company may sell the interests to a third party at a rate of 1.5 times the value of the original investment.

As members of a limited liability company, the members’ liability for Company debts and obligations is limited to the amount of their investment.

Class A Membership Interest Issuances

The Company has issued Class A interests as part of its securities offering under Regulation A. The Company is offering up to 1,000,000 Class A interests at an issuance price of $50 per interest. Additionally, investors pay $25.50 per investment instance (regardless of how many interests) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received by the Company.

During the six months ended June 30, 2020 and 2019, the Company issued 71,590 and 4,041 interests, respectively. Accordingly, the Company has raised $3,579,475 and $202,035 in this offering during the six months ended June 30, 2020 and 2019, respectively. Additionally, the Company has incurred a total of $187,925 and $52,363 in costs associated with the fund raising in the six months ended June 30, 2020 and 2019, respectively. These costs, all of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

NOTE 8 – RELATED PARTY TRANSACTIONS

Refinance and Management Agreement

On July 15, 2019, the Company refinanced a mortgage loan in the amount of $528,042 with JMREP 23, LLC. The mortgage term is one year and bears interest at the rate of 8% per annum. The real estate having an original cost of $366,591 when purchased in 2018 is pledged as collateral on the mortgage loan. JMREP 23, LLC, is 34% owned by Morrison Holdings, LLC, an entity managed by the Jay Morrison. Under this loan, the Company recognized $21,860 of mortgage interest income and $4,560 of origination fees for the six months ended June 30, 2020 and $0 of mortgage interest income and $0 of origination fees and for the six months ended June 30, 2019. JMREP 23, LLC owed accrued interest of $3,594 as of June 30, 2020.

Effective as of November 15, 2019, the Company entered into a management agreement with JMREP 23, LLC, pursuant to which the Company agreed to provide certain real estate and advisory services. JMREP 23, LLC owns student housing located at 862 and 875 Parsons Street, Atlanta, Georgia. The management agreement expired February 29, 2020.

JMREP 23, LLC agreed to pay the Company a monthly fee of $773 plus costs, fees or expenses paid to third parties. In exchange, the Company agreed to provide and monitor the following services to JMREP 23, LLC, including but not limited to; (a) pre-construction services, including obtain land use approvals, and architects and engineering services, (b) coordinate plans and specification for the properties and ensure compliance with applicable codes, laws, ordinances, rules and regulations, (c) construction services requiring the coordination and administration of architect, engineer, general contractor and others involved with the construction and rehabilitation of the project.

Intercompany Marketing Services Agreement

On May 1, 2018, the Company entered into an intercompany marketing services agreement with Jay Morrison Academy, LLC (“JMA”), a company controlled and managed Jay Morrison, which expired on March 31, 2020. Pursuant to this agreement, it is understood that JMA will and has provided the Company with exclusive services regarding, access to email, client database, and the availability of the JMA marketing team from May 1, 2018 to October 31, 2019. Management of the Company indicates that JMA’s contracted marketing personnel contributed 50% of their time to the growth of the Company in exchange for the Company’s requirement to reimburse JMA for the direct costs incurred on behalf of the Company. During the period from May 1, 2018 through October 31, 2019, JMA paid marketing costs aggregating to $559,595, 50% of which, or $279,798, was on behalf of the Company’s marketing objectives. For the period from November 1, 2019 through December 31, 2019, the Company paid marketing expense of $48,100, 50% of which, or $24,050, was paid on behalf of JMA as partial satisfaction of the Company’s reimbursement obligation to JMA under the intercompany marketing services agreement. During the period from January 1, 2020 to March 31, 2020, the Company paid marketing expense of $63,150, 50% of which, or $31,575, was paid on behalf of JMA as partial satisfaction of the Company’s reimbursement obligation to JMA under the intercompany marketing services agreement. JMA did not reimburse the Company for 50% of the payments made by the Company for the period from November 1, 2019 through March 31, 2020 of $111,250.

On July 1, 2020, the Company entered into a letter agreement with JMA, pursuant to which JMA has accepted $55,625 as the Company’s payment in full satisfaction of all obligations due to JMA from the Company under the intercompany marketing services agreement. As a result, the aggregate amount of marketing expenses that will not be charged to the Company for the excess payment for marketing expenses is $224,173.

Upon the expiration of the intercompany marketing services agreement on March 31, 2020, the Company and JMA are each responsible for paying their own marketing costs.

The Manager

As described above in Note 4, from time to time, the Company has received advances from the Manager to pay for certain expenses and has paid management fees in full. Due to these transactions, certain amounts may be owed between the Company and the Manager from time to time. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement is at arm’s length.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Lease Agreement

On December 15, 2019, TREF Legacy Center LLC, a wholly-owned subsidiary of the Company, signed a five year lease with a company that is managed by Jay Morrison, pursuant to which it is leasing office space to such company for monthly rent of $3,763, the first payment of which is deferred for 90 days. Due to the COVID-19 virus, the first payment was delayed until July 1, 2020.

NOTE 9 – MANAGEMENT FEE EXPENSES

The Manager charges the Company an asset management fee equal to 5.5% of the total capital contributions, as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. The Company records this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid to the Manager. For the six months ended June 30, 2020 and 2019, the total amount of management fees incurred was $243,083 and $201,843, respectively.

While not classified as a management fee, the Manager is entitled to a carried interest in one-half of the distributable cash once the preferred return has been distributed by virtue of holding all of the Class B membership interests. In six months ended June 30, 2020 and 2019, no carried interest was earned or paid to the Manager under this carried interest provision.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2020 through the issuance date of these financial statements, August 3, 2021. Except as set forth below, there have been no events or transactions during this time which would have a material effect on these financial statements.

Property Sale

On November 20, 2020, the Company sold the property at 2087 Roxboro Rd NE in Atlanta which was held for resale as of June 30, 2020. The property was sold for $490,000.

Loan Modifications

Due to the COVID-19 pandemic, the Company entered into several loan modifications to, among other things, extend the maturity dates of several of the loans.

On October 31, 2020, the Company entered into a loan modification and note addendum for the Knapp Street property. Pursuant to the modification, the parties agreed that the borrower would have a reprieve from making the monthly payments for the months of March, April and May of 2020, with payments resuming on June 30, 2020.

On October 31, 2020, the Company entered into a loan modification and note addendum for the property located in Nashville, TN. Pursuant to the modification, the parties agreed that the borrower would have a reprieve from making the monthly payments for the months of June, July and August of 2020, with payments resuming on September 24, 2020, and that the maturity date would be extended to April 24, 2021, with the exit fee and extension fee remaining in place and deferred until the maturity date. In addition, the first six (6) months of previously deferred interest of $12,360 would be deferred until April 24, 2021.

TULSA REAL ESTATE FUND, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

On October 31, 2020, the Company entered into a loan modification and note addendum for the properties located in Cincinnati, OH. Pursuant to the modification, the parties agreed that the borrower would have a reprieve from making the monthly payments for the months of March, April and May of 2020, with payments resuming on June 29, 2020, and that the maturity date would be extended to April 29, 2021, with the exit fee and extension fee remaining in place and deferred until the maturity date. In addition, the first six (6) months of previously deferred interest of $24,394.83 would be deferred until April 29, 2021.

On October 31, 2020, the Company entered into a loan modification and note addendum for the property located in in New Orleans, LA. Pursuant to the modification, the parties agreed that the maturity date would be extended to May 30, 2021, with an exit fee of $33,600 and extension fee of $5,000 deferred until the maturity date.

On October 31, 2020, the Company entered into a loan modification and note addendum for the properties located in Atlanta, GA (862 & 875 Parsons St SW). Pursuant to the modification, the parties agreed that the borrower would have a reprieve from making the monthly payments for the months of May, June and July of 2020, with payments resuming on August 15, 2020, and that the maturity date would be extended to July 15, 2021, with the exit fee and extension fee remaining in place and deferred until the maturity date.

Repayment of Loans

On January 7, 2021, the Company was repaid $570,292.48 on a related party loan for two Parson Street properties. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835.30. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee.

On May 14, 2021, the Company settled on the mortgage at 412 Elgin Street in Nashville through PB Investments. The mortgage was repaid in full, with a payment to the Company of $248,317.

On May 14, 2021, the mortgage for 1838 North Miro St. was refinanced, through which the Company was repaid in full. The payoff on this transaction was $484,764.

Deed in Lieu of Foreclosure

On May 13, 2021, the Company executed a deed-in-lieu of foreclosure on the 3 Cincinnati properties through New Beginning Home Solutions, including 4520 Kirby Ave, 3136 Durrell Ave, and 1741 Holloway Ave. The Company paid $5,000 for conditional delivery of the deed.

Dividend

In January 2021, the Company declared a dividend of $1.76 per membership interest totaling a payout of $391,428 to all members of record on February 1, 2021. This dividend payout was made in February 2021.

Item 4.	Exhibits

Exhibit No.	Description
2.1	Articles of Organization of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 2A to the Offering Statement on Form 1-A POA filed on August 5, 2019)
2.2	Amended and Restated Company Agreement of Tulsa Real Estate Fund, LLC, dated May 18, 2019 (incorporated by reference to Exhibit 5 to the Offering Statement on Form 1-A POA filed on August 5, 2019)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4 to the Offering Statement on Form 1-A POA filed on August 5, 2019)
6.1	Note, dated April 24, 2019, by BP Investment LLC, Phillip D. Black and Caryn R. Black in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.1 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.2	Deed of Trust, dated April 24, 2019, by BP Investment LLC, Phillip D. Black and Caryn R. Black in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.2 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.3*	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between BP Investment LLC, Phillip D. Black, Caryn R. Black and Tulsa Real Estate Fund, LLC
6.4	Promissory Note, dated April 26, 2019, by Anderson Holiday Holdings, LLC, Kelby R. Anderson and Felepe T. Holiday in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.3 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.5	Security Deed, dated April 26, 2019, by Anderson Holiday Holdings, LLC, Kelby R. Anderson and Felepe T. Holiday in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.4 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.6	Note, dated April 29, 2019, by New Beginnings Home Solutions, LLC and Paul Ellery, Jr. in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.5 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.7	Mortgage, dated April 29, 2019, by New Beginnings Home Solutions, LLC and Paul Ellery, Jr. in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.6 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.8*	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between New Beginnings Home Solutions, LLC, Paul Ellery, Jr. and Tulsa Real Estate Fund, LLC
6.9	Note, dated May 30, 2019, by Cultivated Properties, LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.7 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.10	Mortgage, dated May 30, 2019, by Miro Street Investments, LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.8 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.11*	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between Cultivated Properties, LLC, Miro Street Investments, LLC, Kendrea Young, Mason Thomas and Tulsa Real Estate Fund, LLC
6.12	Interest Only Note, dated July 15, 2019, by JMREP 23, LLC and Reshon Mitchell in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.9 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.13	Security Deed, dated July 15, 2019, by JMREP 23, LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.10 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.14*	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between JMREP 23, LLC, Reshon Mitchell and Tulsa Real Estate Fund, LLC

Exhibit No.	Description
6.15	Sale with Vendor’s Lien and Mortgage and Pledge and Collateral Assignment of Leases and Rents, dated January 2, 2019, between 1806 Knapp Street LLC and Elixir of Life LLC (incorporated by reference to Exhibit 6.11 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.16	Promissory Note, dated February 28, 2019, by Elixir of Life LLC and Saran Johnson Adams in favor of 1806 Knapp Street LLC (incorporated by reference to Exhibit 6.12 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.17	Promissory Note, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.13 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.18	Mortgage, Security Agreement and Pledge of Leases and Rents, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.14 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.19*	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between Elixir of Life LLC, Saran Adams, Mark Adams and Tulsa Real Estate Fund, LLC
6.20	Amended and Restated Operating Agreement of 2360 Tredway Properties, LLC, dated June 3, 2020, between JMREP 28, LLC and Alchemy Real Estate Investment Group LLC (incorporated by reference to Exhibit 6.1 to Amendment No. 15 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.21	Management Agreement, dated November 15, 2019, between JMREP 23, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.16 to the Annual Report on Form 1-K filed on September 4, 2020)
6.22	Intercompany Marketing Services Agreement, dated May 1, 2018, between Jay Morrison Academy, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.17 to the Annual Report on Form 1-K filed on September 4, 2020)
6.23	Letter Agreement re Intercompany Marketing Services Agreement, dated July 1, 2020, between Jay Morrison Academy, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.18 to the Annual Report on Form 1-K filed on September 4, 2020)
6.24	Office Lease Agreement, dated December 15, 2019, between TREF Legacy Center LLC and Jay Morrison Academy, LLC (incorporated by reference to Exhibit 6.19 to the Annual Report on Form 1-K filed on September 4, 2020)

*	filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2021	TULSA REAL ESTATE FUND, LLC

By: Tulsa Founders LLC, its manager
By: Jay Morrison Real Estate Partners LLC, its manager
By: Morrison Holdings, LLC, its manager

/s/ Jay Morrison
	Name:	Jay Morrison
	Title:	Chief Executive Officer